Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Ortek Therapeutics, Inc.
4 Expressway Plaza, Suite 206
Roslyn Heights, NY 11577
http://ortekinc.com

Up to $1,070,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Ortek Therapeutics, Inc.
Address: 4 Expressway Plaza, Suite 206, Roslyn Heights, NY 11577
State of Incorporation: DE
Date Incorporated: March 20, 1998

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest $250+ within the first week and receive 20% bonus shares

Super Early Bird Bonus

Invest $250+ within the first two weeks and 15% bonus shares

Early Bird Bonus

Invest $250+ within the first three weeks and receive 10% bonus shares

Amount-Based:

$250+ | 1st Perk

Invest $250+ and receive a onetime $5 off for a single bag of BasicBites.

$1,000+ | 2nd Perk

Invest 1,000 and receive 5% bonus shares

$2,500+ | 3rd Perk

Invest $2,500 and receive 10% bonus shares

$5,000+ | 4th Perk

Invest $5,000+ and receive two free bags of BasicBites and 15% bonus shares

$10,000+ | 5th Perk

Invest $10,000 and receive four free bags of BasicBites and 20% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Ortek Therapeutics, Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

Ortek Therapeutics, Inc. ("Ortek" or the "Company") is a C -Corporation organized under the laws of the state of Delaware on March 20, 1998, and is headquartered in Roslyn Heights NY. Ortek Therapeutics, Inc. is a medical device and functional food company that provides revolutionary products for the professional and consumer oral care markets.

Our cutting-edge early cavity detection device, the Ortek-ECD has been cleared by the FDA and has been purchased by hundreds of dentists in the US. The ECD helps dental professionals diagnose and monitor cavities and can immediately and accurately detect tiny cavities often missed by X-rays. The ECD is patented internationally and does not use ionizing radiation. (1)

Ortek's BasicBites are delicious candy-like sugar-free soft chews that have been clinically shown to help maintain enamel health by utilizing breakthrough oral microbiome technology. Ortek's mission is to offer its breakthrough oral care products to dental professionals and consumers throughout the world.

The commercialization of the ECD and BasicBites are the result of long-standing product licensing and research agreements with the Research Foundation for the State University of New York (the Foundation) and Stony Brook University School of Dental Medicine. The issued patents covering the Ortek-ECD technology are owned by the Foundation and licensed to Ortek on an exclusive worldwide basis. Due to the commercialization of our products, we no longer have ongoing research agreements with the Foundation.

Source(1):
https://www.researchgate.net/publication/333031625_Comparison_of_the_Detection_of_Early_Occlusal_Caries_in_Extracted_Human_Permanent_Mol

Competitors and Industry

Industry

The global market for dental equipment, materials, and supplies should grow from $60.5 billion in 2019 to reach $70.8 billion by 2024. (1) The world oral care market in 2020 was valued at $45 billion in US dollars and it is estimated that the market will be valued at $53 billion by 2025. (2)

This market growth is believed to be driven by growing awareness about oral hygiene, increased incidence of dental diseases, and increasing online purchase of oral care products, which weigh in favor of Ortek. (2) Because of this, we believe the markets for our consumer and professional oral care products will grow due to our technological advancements and our products' increasing availability online.

(1)https://www.bccresearch.com/market-research/healthcare/dental-markets-furniture-equipment-materials-supplies.html

(2)https://www.prnewswire.com/news-releases/oral-carehygiene-market-expected-to-surpass-53-billion-by-2025-301099373.html)

Competitors

The Company has several major competitors in the consumer and professional oral care market and conducts its business under highly competitive market conditions. Some of the top competitors in the consumer oral care industry include Colgate-Palmolive, Proctor and Gamble, and GlaxoSmithKline. These companies are among the leaders in consumer oral care products, own significant market share, and have far greater resources than we do.

We also face competition from smaller companies in the consumer oral care industry. These companies may have greater resources than we do and have similar business models and eCommerce strategies.

We have several major competitors in the dental equipment market. Some of the top competitors in our industry include KaVo Dental, Air Techniques, Inc. Acteon Group, Hu-Friedy Inc., Dentsply Sirona, and Quantum Dental Technologies. These companies are more established and have far greater resources than we do. Despite the present competitive landscape, we believe the Company stands out in the professional and consumer oral care industry because of its patented, unique, and advanced innovative technology and products.

Current Stage and Roadmap

Current Stage

Ortek Therapeutics, Inc. is a medical device and functional food company that has commercialized revolutionary products for the multi-billion dollar professional and consumer oral care markets. Our cutting-edge FDA cleared and patented early cavity detection device, the Ortek-ECD®, helps dental professionals diagnose and monitor cavities without radiation. By utilizing electronic conductance technology developed at a leading US dental school, the ECD can detect early tooth decay often missed by X-rays and other methods. To date, the ECD has been purchased by hundreds of dentists in the United States.

Ortek's BasicBites® are delicious, candy-like, sugar-free soft chews that are clinically shown to help maintain enamel health using innovative oral microbiome science. Our breakthrough technologies were developed and tested at a leading US dental school.

The ECD and BasicBites are produced by third-party contract manufacturers at FDA-registered medical device and cGMP food and dietary supplement manufacturing facilities. Our products are stored and fulfilled at our facilities and BasicBites is also available on Amazon.

Roadmap

Over the next few years, the company will be focused on growing our professional and consumer user base by expanding our marketing efforts for the ECD and BasicBites. We will seek to expand our global footprint into selected markets, and launch new product category lines and products.

We have developed a new variant of BasicBites that has added nutritional support. We hope to commercialize this new line extension in the second half of this year. As tooth decay is a universal problem, our goal is to eventually commercialize the ECD on a global basis. Product approvals for the ECD outside the United States would require additional regulatory submissions, distribution, or sublicensing agreements. This process would be expensive and time-consuming.

The Team

Officers and Directors

Name: Mitchell Goldberg

Mitchell Goldberg's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: March 20, 1998 - Present
  Responsibilities: As president, Mr. Goldberg is responsible for all of the company's day to day operations. These responsibilities include overseeing finance, marketing, manufacturing, regulatory affairs and business strategies. Mr. Goldberg's annual salary is $299,000.

- **Position:** Secretary
  Dates of Service: March 20, 1998 - Present
  Responsibilities: As Secretary, Mr. Goldberg keeps records of board proceedings, serves notice of stockholder and board meetings, keeps all relevant corporate records, and maintains current lists of stockholders eligible to vote at shareholder meetings.

- **Position:** Treasurer
  Dates of Service: March 20, 1998 - Present
  Responsibilities: The Treasurer maintains custody of corporate funds & securities, keep accounts of corporate receipts and disbursements, deposit and disburse corporate funds as directed by board authorization, and create financial reporting of stockholder meetings.

- **Position:** Director
  Dates of Service: March 20, 1998 - Present
  Responsibilities: He oversees the Company's business operations, financial performance, investments, and ventures. Supervising, guiding, and delegating executives in their duties. Ensuring company policies and legal guidelines are clearly communicated.

Name: Steven Sablotsky

Steven Sablotsky's current primary role is with Retired. Steven Sablotsky currently services Does not "work" at the company hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: March 20, 1998 - Present
  Responsibilities: Strategic planning. Mr. Sablotsky is an unpaid Director. Mr.Sablotsky is professionally retired however spends approximately 5 hours per week serving as Director.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", "Ortek", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and

shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our products, that people think it's a better option than competing products, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment indefinitely and cannot expect to be able to liquidate any or all of your investment. For no less than 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may permit the transfer of your securities out of your name only when your request for transfer is accompanied by an opinion of counsel reasonably satisfactory to the Company that neither the sale nor the proposed transfer results in a violation of the Securities Act or any applicable state securities or blue sky laws.

If the Company cannot raise sufficient funds it will not succeed
• The Company, is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We could need access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
• We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
• Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing medical devices and functional food products. Our revenues are therefore dependent upon the market for online capital formation.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will likely need to raise more funds in the future, and if it is not able to, such inability to raise additional funds may impact the financial statements and operations of the Company. Even if we do make a successful offering in the future, the terms of that subsequent offering might result in your investment in the Company being worth less than what you invested because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns numerous trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and

hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Ortek or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Ortek could harm our reputation and materially negatively impact our financial condition and business.

Product liability claims
The sale of dental medical devices and food products involves the risk of product liability claims against us. Claims could exceed our product liability insurance coverage limits. Our insurance policies are subject to various standard coverage exclusions, including damage to the product itself, personal injury, losses from recall of our products. We cannot be certain that we will be able to successfully defend any claims against us, nor can we be certain that our insurance will cover all liabilities resulting from such claims. In addition, we cannot provide assurance that we will be able to obtain such insurance in the future on acceptable terms. Any product liability claims could adversely affect our business, financial condition and operations.

Dependance on key manufacturers and suppliers
• We depend on key manufacturers and suppliers for our products. Any manufacturing delays would disrupt our business while we locate new manufacturers and suppliers. Additionally, certain components in our products are specialized and only available from a single source. Consequently, any delays in the manufacturing of our products or the availability of supplies could adversely affect our business, financial condition and operations.

COVID-19 Pandemic Outbreak
Our business, operations and financial condition and results have been and may continue to be impacted by the COVID-19 pandemic. The pandemic has presented numerous risks and challenges for our business, including the past closing of dental offices, the cancellations of major dental shows and smaller meetings. Future impacts could include travel limitations, manufacturing disruptions, supply chain disruptions and component shortages. Any future disruptions from COVID -19, it's variants or new pandemics could adversely affect our business, financial condition and operations.

There is no public trading market for the securities and none may develop. The securities sold in this offering are restricted and no freely transferable.
Any common stock purchased through this crowdfunding campaign is subject to state and federal security laws, which among other things, impose restrictions on transferability of securities. There is currently no public or private market for the Company's securities, and there can be no assurance that any such market would develop in the foreseeable future. This means that the securities that you purchase cannot be resold unless they are subsequently registered or an exemption from registration is available. There is therefore, no assurance that the securities can be resold at all, or near the offering price. You will be required to represent that you are acquiring the securities for investment and not with a view to distribution or resale, that you understand that the securities and not freely transferable and, in any event that you must bear the economic risk of an investment in the securities for an indefinite period of time because the securities have not been registered under the Securities Act of 1933 (the "Securities Act") or applicable state Blue Sky or securities laws. • There is no active trading market for the securities being offered and no market may develop in the foreseeable future or at all for any such securities. There can also be no assurance that the Company will consummate a public offering of the Company's securities. Accordingly, investors must bear the economic risk of an investment in the securities for an indefinite period of time. Even if an active market develops for such securities, Rule 144 promulgated under the Securities Act ("Rule 144"), which provides for an exemption from the registration requirements under the Securities Act under certain conditions, requires, among other conditions, for resales of securities acquired in a private offering, a six- month holding period following the acquisition of such securities assuming the issuer (i.e. the Company) has filed periodic reports with the SEC under the Securities Exchange Act of 1934 ("Exchange Act") for a period of 90 days prior to the proposed sale. If the issuer of such securities has not made such filings, such securities will be subject to a one-year holder period before they can be resold under Rule 144. There can be no assurances that the Company will fulfill any reporting requirements in the future under the Exchange Act or disseminate to the public any current financial or other information concerning the Company, as is required by Rule 144 as part of the conditions of its availability.

Legal and Regulatory Risks
Ortek is subject to numerous governmental laws and regulations and it can be costly to comply with these regulations and to develop compliant products and processes. Our cavity detection device is subject to extensive and rigorous FDA regulations. No assurance can be given that Ortek will remain in compliance with applicable FDA and other regulatory requirements. These requirements include manufacturing practices, QSR, recordkeeping, product labeling, packaging, advertising and postmarketing reporting, including adverse

event reports. We have registered with the FDA and we are subject to announced and unannounced facility inspections by the FDA, as are our subcontractors. Any non-compliance of these requirements could result in regulatory actions that could adversely affect our business, financial condition and operations. Sarbanes Oxley Act of 2002 and may lack the financial controls and procedures of public companies. The Company's financial controls and procedures more accurately reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Dependence on Key Personnel

• The success of the Company is substantially dependent on the services of its President, Mitchell Goldberg. The Company also relies on, independent advisors, contractors and consultants to provide certain services to the Company. There can be no assurance that such services will continue to be available to the Company on a timely basis when needed, or that the Company could find qualified replacements. The Company's operations therefore are dependent upon a limited number of a key employee, contractors and consultants and the loss of the services of these or other key personnel could have a material adverse effect upon the Company. The Company does not maintain key man insurance on the lives of its executive officer.

THE SECURITIES OFFERED BEING OFFERED BY THE COMPANY INVOLVE A HIGH DEGREE OF RISK AND SHOULD NOT BE PURCHASED BY PERSONS OR ENTITIES WHICH CANNOT AFFORD THE LOSS OF THEIR TOTAL INVESTMENT. PROSPECTIVE INVESTORS SHOULD GIVE CAREFUL CONSIDERATION TO THE FOLLOWING RISK FACTORS.

The following does not purport to be a complete enumeration or explanation of the risks involved in an investment in the Company or other factors applicable to a determination of the suitability of such an investment for any investor. Prospective investors should review all information provided regarding the Company and consult with their own professional advisors, before deciding to invest in the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Mitchell Goldberg	6,428,000	Common Stock	28.2%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Common Stock

The amount of security authorized is 30,000,000 with a total of 22,737,774 outstanding.

Voting Rights

Each share of capital stock is entitled to one vote. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to the year ended December 31, 2020

The following discussion is based on our unaudited operating data and is subject to change

Revenue

Revenue for fiscal year 2021 was $445,252, compared to fiscal year 2020 revenue of $2,145,578. The decline in revenue from the fiscal year 2021 compared to the fiscal year 2020 was attributable to the successful completion of a sublicensing agreement with a major oral care company in the fiscal year 2020 and associated royalty payments. We are currently selling two cutting-edge oral care products in the United States, our FDA cleared advanced early cavity detection system and our soft chew product for enamel health. We believe that the U.S. is the most important market for us to demonstrate success with our oral care products category, so we will continue to spend the vast majority of our marketing and sales efforts in the U.S. during 2022 and will evaluate opportunities to expand our product lines internationally.

Cost of sales

Cost of sales in 2021 was $112,341, a significant decrease of approximately $1,061,967, from costs of $1,174,308 in fiscal year 2020. The reduction was largely due to higher royalty-related expenses related to our successful sublicense agreement that was completed in 2020.

Gross profit

2021 gross profit was $332,911, a decrease of $638,359 over the 2020 gross profit of $971,270. This decrease was caused by the successful completion of a sublicensing agreement in the fiscal year 2020 and associated royalty payments.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, and patents expenses. Expenses in 2021 decreased by approximately $254,000 from 2020. This decrease was due to a reduction in royalty and general and administrative expenses.

Historical results and cash flows:

The Company is currently in the research and development and revenue-generating stages. We are of the opinion the historical cash flows will not] be indicative of the revenue and cash flows expected for the future because of the successful completion of a sublicense agreement and associated royalty payments. Past cash was primarily generated through product sales and royalty income. Our goal is to increase sales from existing and future products. With the completion of royalty income, the Company's historical cash flows are not representative of what is to be expected in the future.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31, 2021, the Company has capital resources available in the form of $981,561 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, approximately 50% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 18 months. This is based on a current monthly burn rate of $60,000 for expenses related to salaries; inventory; marketing; G&A and revenue from existing commercial products.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for at least 3 years. This is based on a current monthly burn rate of $60,000 for expenses related to salaries; G&A: inventory; R&D; and marketing and flat revenue from existing commercialized products.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $22,737,774.00

Valuation Details:

Our pre-money valuation was based on a cost-to-duplicate Approach, comparable transactions, the size of our opportunity, skilled management, and technology advantages.

1) Cost-To-Duplicate Approach

The cost and time to duplicate Ortek's accomplishments would be significant. Ortek has commercialized two cutting-edge products, BasicBites, and the Ortek-ECD, which have been cleared by FDA as medical devices. These state-of-the-art products were co-developed by Ortek and the Research Foundation of the State University of New York. All research and development of our products were developed and tested by The Department of Oral Biology and Pathology at Stony Brook University School of Dental Medicine. Ortek funded all research for these products, which are based on decades of research by world-renowned scientists.

Ortek's two lead products have been commercialized, which has been a significant undertaking. The Ortek-ECD was officially launched in the second half of 2020. The ECD is a breakthrough cavity detection device that has been cleared by the US FDA. Receiving FDA clearance takes tremendous resources including research and development, clinical testing, and preparing required FDA documentation. After FDA clearance, Ortek needed to develop appropriate regulatory quality systems to launch the ECD. Additionally, prior to launch, the Company needed to identify an FDA-registered contract manufacturer and scale up the product for commercialization. Additionally, the ECD has been patented in 19 countries including the US and most major markets. This is a process that takes considerable time, expertise and capital outlays. The ECD development process took approximately 15 years from concept to commercialization. Costs associated with research and development, securing IP, regulatory process, commercial scale-up, and production and indirect expenses were estimated to be in excess of $3 million.

Ortek's BasicBites soft chew product was commercialized in 2014. Ortek funded the development of BasicBites oral microbiome arginine bicarbonate and calcium carbonate technology through a now completed sponsored research agreement with the Foundation. . The Company was involved in the development of this technology including research and development, clinical development, and was directly responsible for formulation development, packaging and identifying an FDA registered contract manufacturer. The BasicBites development process took approximately 16 years from concept to commercialization. Costs associated with research and development, securing IP, regulatory process, commercial scale-up and production, and indirect expenses were estimated to be in excess of $3 million.

The Ortek -ECD, and BasicBites are sold by the Company exclusively online through the company's websites. The related manufacturing and marketing costs for the launch of these products were expensive and time-consuming. The Company has made considerable efforts to develop its websites, supporting clinical data, product testimonials, and implementing a shopping cart technology for direct distribution of our products. These development costs were in excess of $1,000,000.

2) Skilled Management & Technology Advantages

Ortek has a skilled President and founder and Director that have successfully founded a small startup that grew to a publicly-traded company with over 500 employees and achieved a public market cap of $1 billion prior to its acquisition. Ortek is led by an experienced and highly successful President, Director, and advisory team. Our President and founder Mitch Goldberg has over 35 years of experience in the healthcare industry. He was responsible for the clinical development, FDA clearance, commercial scale-up, manufacturing, and commercialization of the Ortek-ECD, the Company's breakthrough early cavity detection system, and the commercialization of BasicBites. Mitch orchestrated the clinical and commercial development and FDA clearance for Ortek's two earlier prescription toothpaste products for sensitive teeth that were sold to Colgate Palmolive.

3) The Opportunity Potential of the Market

The Company believes that it has revolutionary commercialized products that have significant technological advancements in the professional and consumer oral care markets. Ortek's products address unmet needs in this huge market. The world oral care market in 2020 was valued at $45 billion in US dollars and it is estimated that the market will be valued at $53 billion by 2025. (1)

The global dental services market size was valued at $371.4 billion in 2020 and is expected to hit US$ 698.8 billion by 2030. (2)

The global market for dental equipment, materials, and supplies should grow from $60.5 billion in 2019 to reach $70.8 billion by 2024. (3)

Unlike other small emerging companies, we have successfully conquered many hurdles to commercialize our products. The ECD, our Revolutionary early cavity detection device has been cleared by the FDA, is globally patented, and has been sold to hundreds of dentists in the US. There are approximately 200,000 dentists in the US and nearly 1 million dentists in the world. At the current pricing of $650 per unit, along with our consumable one-time use tips, we believe the ECD has significant global market potential. (4), (5)

Ortek's BasicBites soft chew product helps support enamel health with our revolutionary oral microbiome technology. BasicBites is available to consumers and dental professionals in the US. When we gain additional sales traction in the United States, we will evaluate the costs to enter into global markets, which could represent a significant opportunity for growth. The ECD and BasicBites technology were developed and tested at a leading US dental school.

We believe the future valuation of Ortek could increase by expanding our global footprint of our commercialized products and by future corporate actions including strategic partnerships, sublicensing, and distribution agreements.

The Company has arrived at this valuation after considering several factors including the costs and considerable time to duplicate our technologies and products. This includes the cost and the time element to conduct research and development, clinical and regulatory development, commercial scale-up, manufacturing expertise and to develop and execute marketing and sales functions. Additionally, the ECD has been granted 19 issued patents throughout the world, which we believe has considerable value. The development costs for our products are estimated to be in excess of $7 million. Our President and founder, Mitchell Goldberg, has over 35 years of experience in the healthcare industry and the Company has a team of seasoned advisors and Board members. Most importantly, our cutting-edge products have been commercialized and are targeted to the large consumer and professional oral care markets.

Sources:

(1) https://www.prnewswire.com/news-releases/oral-carehygiene-market-expected-to-surpass-53-billion-by-2025-301099373.html

(2) https://www.precedenceresearch.com/dental-services-market

(3) https://www.bccresearch.com/market-research/healthcare/dental-markets-furniture-equipment-materials-supplies.html

(4) https://www.ada.org/resources/research/health-policy-institute/dentist-workforce

(5) https://www.fdiworlddental.org

The Company has set its pre-money valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock, if any, are converted to common stock; (ii) there are no outstanding options, warrants, and other securities with a right to acquire shares; and (iii) there are no shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Marketing*
  94.5%
  Use of proceeds will be used for marketing to expand our professional and consumer customer base. We will utilize various forms of marketing strategies including print, digital, social and email campaigns. We will also utilize key opinion leaders to discuss the attributes of our products at selected dental meetings.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Marketing*
  48.0%
  Use of proceeds will be used for marketing to expand our professional and consumer customer base. We will utilize various forms of marketing strategies including print, digital, social and email campaigns. We will also utilize key opinion leaders to discuss the attributes of our products at selected dental meetings.
- *Working Capital*
  35.0%
  Working capital will support our daily running costs and possible expansion of our products into global markets. This could include seeking regulatory approvals for the ECD in selected countries and expanding our distribution of BasicBites outside the United States
- *Inventory*
  11.5%
  To fund additional inventory of our professional and consumer products. This will include restocking our ECD and BasicBites on a timely manner.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://ortekinc.com (http://ortekecd.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/ortektherapeutics

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Ortek Therapeutics, Inc.

[See attached]

ORTEK THERAPEUTICS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021, AND 2020
(Unaudited)

Index to Financial Statements

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Ortek Therapeutics, Inc.
Roslyn Heights, New York

We have reviewed the accompanying financial statements of Ortek Therapeutics, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021, and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

March 25, 2022
Los Angeles, California

ORTEK THERAPEUTICS INC.

BALANCE SHEET

(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	981,561	$	1,547,649
Inventory		103,721		68,298
Total Current Assets		**1,085,282**		**1,615,947**
Intangible Assets		320,953		398,942
Total Assets	**$**	**1,406,235**	**$**	**2,014,889**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Other Current Liabilities	$	28,530	$	22,638
Total Current Liabilities		**28,530**		**22,638**
Total Liabilities		**28,530**		**22,638**
STOCKHOLDERS EQUITY				
Common Stock		2,274		2,271
Additional Paid in Capital		949,720		949,720
Owners' draw		(1,120,805)		(1,120,805)
Retained Earnings/(Accumulated Deficit)		1,546,515		2,161,063
Total Stockholders' Equity		**1,377,705**		**1,992,250**
Total Liabilities and Stockholders' Equity	**$**	**1,406,235**	**$**	**2,014,889**

See accompanying notes to financial statements.

ORTEK THERAPEUTICS INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net Revenue	$	445,252	$	2,145,578
Cost of Revenue		112,341		1,174,308
Gross profit		332,911		971,270
Operating expenses				
General and Administrative		802,597		1,034,581
Research and Development		-		8,846
Sales and Marketing		144,863		158,033
Total operating expenses		947,459		1,201,459
Operating Income/(Loss)		(614,548)		(230,189)
Interest Expense		-		-
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		(614,548)		(230,189)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(614,548)**	**$**	**(230,189)**

See accompanying notes to financial statements.

ORTEK THERAPEUTICS INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Owners' draw	earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019	22,689,774	**$ 2,269**	**$ 949,720**	**$ (1,120,805)**	**$ 2,391,252**	**$ 2,222,437**
Issuance of Stock	24,000	2	-			2
Net income/(loss)					(230,189)	(230,189)
Balance—December 31, 2020	22,713,774	2,271	949,720	(1,120,805)	$ 2,161,063	**$ 1,992,250**
Issuance of Stock	24,000	2	-			2
Net income/(loss)					(614,548)	(614,548)
Balance—December 31, 2021	**22,737,774**	**$ 2,274**	**$ 949,720**	**$ (1,120,805)**	**$ 1,546,515**	**$ 1,377,705**

See accompanying notes to financial statements.

ORTEK THERAPEUTICS INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		**2021**		**2020**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(614,548)	$	(230,189)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Amortization of Intangibles		77,989		77,989
Changes in operating assets and liabilities:				
Acccounts receivable, net		-		931,347
Inventories		(35,423)		8,047
Other Current Liabilities		5,892		(488,957)
Net cash provided/(used) by operating activities		**(566,090)**		**298,238**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Intangible Assets		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Stock		2		2
Net cash provided/(used) by financing activities		**2**		**2**
Change in Cash		(566,087)		298,240
Cash—beginning of year		1,547,649		1,249,409
Cash—end of year	**$**	**981,561**	**$**	**1,547,649**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Ortek Therapeutics Inc. was incorporated on March 20, 1998, in the state of Delaware. The financial statements of Ortek Therapeutics Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Roslyn Heights, New York.

Ortek is a medical device and functional food company specializing in oral care products. The company's two commercial products are the Ortek-ECD and BasicBites. The ECD is a cavity detection device and BasicBites are candy-like soft chews that support enamel health. Both products are sold online through the company's website and are fulfilled directly by the company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $731,561 and $1,297,649, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using an average method.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees, legal patent, and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as fifteen years.

Income Taxes

Ortek Therapeutics Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its oral care products.

Cost of sales

Costs of goods sold include manufacturing expenses, purchases, and royalties.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $114,863 and $158,033, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 25, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,		2021		2020
Finished goods		103,721		68,298
Total Inventories	**$**	**103,721**	**$**	**68,298**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Other current liabilities consist of the following items:

As of Year Ended December 31,		2021		2020
Accrued payable		28,530		22,638
Total Other Current Liabilities	**$**	**28,530**	**$**	**22,638**

5. INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible asset consist of:

As of Year Ended December 31,		2021		2020
Patent	$	1,180,476	$	1,180,476
Intangible assets, at cost		**1,180,476**		**1,180,476**
Accumulated amortization		(859,523)		(781,534)
Intangible assets, Net	**$**	**320,953**	**$**	**398,942**

Entire intangible assets have been amortized. Amortization expenses for patents for the fiscal year ended December 31, 2021, and 2020 were in the amount of $77,989 and $77,989, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period		Amortization Expense
2022	$	(77,989)
2023		(77,989)
2024		(77,989)
2025		(77,989)
Thereafter		(8,997)
Total	**$**	**(320,953)**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 30,000,000 shares of Common Shares class with par value of $0.0001. As of December 31, 2021, and December 31, 2020, 22,737,774 shares and 22,713,774 shares have been issued and are outstanding, respectively.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020, consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (183,381)	$ -
Valuation Allowance	183,381	-
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (183,381)	$ -
Valuation Allowance	183,381	-
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had net operating loss of $183,381.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

There are no related party transactions.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

In February of 2021, the company entered into a lease agreement with Town Metro LLC to lease certain premises located in Roslyn Heights, New York. The expiration date of the lease is February 28, 2022, and the monthly base rent is $1,800.00 per month.

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation	
2022	$	3,600
2023		-
2024		-
2025		-
Thereafter		-
Total future minimum operating lease payments	**$**	**3,600**

Rent expenses were in the amount of $22,320 and $21,600 as of December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through March 25, 2022, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Start Investing Get Funding Trade NEW Earn Bonus Shares Blog Sign In

This offering is not live or open to the public at this moment.

Ortek Therapeutics

Setting a new standard for optimal oral health


Ortek
Therapeutics, Inc.
Revolutionary oral care
FDA cleared device helps find early cavities missed by X-rays
electronic caries detector

Website | Roslyn Heights, NY | HEALTH TECH

$0.00 raised	
0 Investors	$22.7M Valuation
$1.00 Price per Share	$250.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Ortek Therapeutics, Inc. is a medical device and functional food company that has commercialized novel products for the multi-billion dollar professional and consumer oral care markets. Our cutting-edge FDA cleared and patented early cavity detection device, the Ortek-ECD®, helps dental professionals diagnose and monitor cavities without radiation. The ECD can detect early tooth decay often missed by X-rays and other methods. Ortek's BasicBites® are delicious, candy-like, sugar-free soft chews that are clinically shown to help maintain enamel health using innovative oral microbiome science. Our breakthrough technologies were developed and tested at Stony Brook University School of Dental Medicine. Ortek has entered into an exclusive worldwide license to the ECD patents owned with the Research Foundation of the State University of New York.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- The Ortek-ECD is a revolutionary FDA cleared device that can help detect the earliest signs of tooth decay that X-rays often miss, while Ortek BasicBites are clinically shown to maintain enamel health by working with the body's oral microbiome.
- Tooth decay is the most prevalent chronic disease in the world, plus about one in four adults suffer from dry mouth.*
- President and founder, Mitch Goldberg, has over 35 years of experience in the healthcare industry and previously co-founded Noven Pharmaceuticals, a publicly-traded company that was acquired for $428 million.

*Information provided by Research and Markets (source)

OVERVIEW

Seasoned pioneers in the oral care industry

Ortek has already conquered the expensive, time consuming and risky hurdles of commercializing our products. The internationally patented Ortek-ECD has been cleared by the FDA and is already used by hundreds of dentists in the US. The ECD utilizes breakthrough electronic conductance technology and does not use radiation. By painlessly touching a tooth's surface, the ECD immediately and accurately helps dental professionals detect tiny cavities in our vulnerable back teeth; decay that is often missed by X-rays.

Ortek's BasicBites soft chews are clinically shown to help maintain enamel health using nature inspired oral microbiome technology. Both products are designed to help solve a major public health burden by the early diagnosis of tooth decay and taking an innovative approach to supporting enamel health.

Tooth decay is the world's most common chronic disease (source) and detecting it early is critical to avoid the pain of more advanced cavities, root canals, infections and tooth loss. Ortek has developed two revolutionary products to help people take back control of their oral health: The Ortek-ECD and BasicBites.


Ortek
Therapeutics, Inc.
Has Created Two Breakthrough Products For Optimal Oral Health
Ortek-ECD
A revolution in early cavity detection
BasicBites
A revolution in enamel health support

An experienced and highly successful team leads Ortek. President and founder, Mitch Goldberg, has over 35 years of experience in the healthcare industry and was previously the co-founder, Executive VP and Director of Noven Pharmaceuticals, a two-person startup that became a highly profitable, publicly traded prescription drug company that was acquired for $428 million in cash. Goldberg is responsible for the clinical development, FDA clearance, commercial scale up, manufacturing and commercialization for the Ortek-ECD and for the commercialization of BasicBites. Ortek's revolutionary technology is the result of its long-standing strategic alliance with the Research Foundation for the State University of New York and the world-renowned researchers in the Department of Oral Biology and Pathology at Stony Brook University School of Dental Medicine.

THE PROBLEM

Close to one-third of the world's population suffers from tooth decay

Close to one-third of the world's population suffers from tooth decay and X-rays often fail to detect certain prevalent cavities in time (source). An estimated 2.3 billion people worldwide suffer from tooth decay in their permanent teeth and more than 530 million children suffer from cavities in their baby teeth.[1] According to the CDC, about one-fourth of young children, half of adolescents, and more than 90% of adults have experienced tooth decay (source).


Cavities Are Common
Each Year Dental Disease Causes $144B In Indirect Losses And $298B In Direct Expenditures Globally
42%
of children 2-11 have had cavities in their primary teeth
59%
of adolescents 12-19 have had cavities in their permanent teeth
92%
of US adults 20-64 have had cavities in their permanent teeth
93%
of US seniors 65 and older have had cavities in their permanent teeth

1 CDC - Children's Oral Health

Additionally, the back teeth (molars and premolars) are the sites most susceptible to cavities. These teeth have grooves, known as pits and fissures, that often trap cavity-causing bacteria (source). Dental X-rays and other methods often fail to detect cavities within the back teeth until there is advanced decay.[2]


To Drill Or Not To Drill
1
Dental X-rays and other methods often fail to detect cavities on the vulnerable back teeth until there is significant decay
2
It is difficult to tell whether a dental cavity in molars and premolars are non-cavitated or cavitated (which affects treatment)

1 1990–2017: a systematic analysis for the Global Burden of Disease Study 2017. Lancet 2018; 392: 1789–8583

2 Ricketts DN, Kidd EA, Smith BN, Wilson RF. Clinical and radio graphic diagnosis of occlusal caries: a study in vitro. J Oral Rehabil 1995; 22(1):15-20.

THE SOLUTION

Game-changing Technology -

A remarkable advance in early caries detection and an innovative microbiome approach to supporting enamel health

ECD

By painlessly measuring electrical conductance of enamel, the Ortek-ECD® can instantly detect cavities on the biting surfaces of the back teeth helping solve an everyday challenge for dental professionals. X-ray and other methods often miss early cavities on these extremely vulnerable surfaces until decay has advanced further into the tooth structure. The ECD is a small portable device that has a base unit with a digital display and a handpiece which utilizes disposable one-time use conductive stainless steel tips.



Ortek
ecd™
electronic
caries detector
01:07

*The above is a computer-generated rendering of a functioning product that is currently available on the market.

For dentists and hygienists, this amazing point-of-care diagnostic tool enhances their dental practice by improving patient outcomes, retaining patients, and attracting new ones. The ECD is easy to use, painless, generates immediate and accurate results, and is extremely affordable, providing a new profit center for dental offices that can provide them a return on investment in just days.

Clinically Tested

100% Sensitivity

93% Specificity

The ECD demonstrated to be highly efficacious in a published, peer-reviewed clinical study*

*Study published in the Journal of Clinical Dentistry (J Clin Dent 2019;30:1-5)

Comparison of the Detection of Early Occlusal Caries in Extracted Human Permanent Molar Teeth by Electrical Conductance and Biopsy Means

Robi Chatterjee, Research Scientist; Ana Maria Acevedo, Full Professor and Research Scientist
Israel Kleinberg, Distinguished Professor, Director of Translational Oral Biology Stony Brook University, School of Dental Medicine Department of Oral Biology and Pathology, Division of Translational Oral Biology Stony Brook, NY, USA J Clin Dent. 2019 Jun,30 (2):1-5



DENTISTRY TODAY
TOP 50
TECHNOLOGY PRODUCTS
READERS' CHOICE AWARD
2021
DENTISTRY TODAY
TOP 100
PRODUCTS 2021
DENTISTRY TODAY
TOP
Innovative
Products
2022

Case Studies


1
2


ECD
Score: 93
ECD
Score: 04

First case study:
In this case, the patient had an obvious cavity on a section of their tooth (Site 1) and a slightly discolored or questionable spot (site 2). X-rays failed to detect any cavity for site 2 and visual examination was inconclusive, making the dentist's treatment decision very difficult.

Prior to initial preparation through the enamel layer, the ECD gave the following readings: site 1, 93 and site 2, 04. In this case, the ECD scores proved extremely reliable relative to the depth of the cavities. More importantly, the ECD was very effective in detecting a cavity that may have normally gone untreated.




ECD
Score: 08
ECD
Score: 00

Second case study:
In this case, two adjoining teeth displayed discoloration possibly due to staining. X-rays were taken and there was no sign of cavities. This case was a diagnostic challenge for the dentist.

Prior to initial preparation through the enamel layer, the ECD gave the following readings: 08 and 00. In this case, the ECD detected a cavity and the depth of the decay was over 2mm. The tooth with the 00 reading will be monitored, as the zero score by the ECD indicates that the stain or lesion did not extend through the enamel.

What Dental Professionals are Saying

Key opinion leaders Dr. Howard Glazer and Dr. Pamela Maragliano-Muniz recommend the Ortek-ECD.


Instantly Diagnose Suspicious Occlusal Lesions
Watch later
Share
Watch on YouTube

**The above video was created and produced by the issuer prior to it determining to offer securities under Regulation CF. The discussion of investment return and image of ROI in the video applies to the issuer's customers and is not a guarantee of future performance or success.*
**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

"The Ortek-ECD can pay for itself in just a few uses. No longer do we have to let our diagnosis of caries be a gut feeling. We can actually apply analytics."
Joshua Austin, DDS, MAGD
Dental Economics, Pearls for your Practice

"I have used the ECD on numerous patients and it's extremely effective in detecting small cavitated lesions that may normally go untreated. The ECD scores are very reliable relative to the depth of the caries lesions."
Derek Zimbardi, DDS
Dentistry Today, Quick Technique

"I have used the ECD on over 200 patients and I have never had a false positive. It's an amazing device that should be incorporated into nearly every dental practice. The ECD dramatically helps my patients and it can pay for itself in no time. I was so impressed with Ortek's university based technologies that I purchased stock in the company."
Brian Rosen, DDS

"I have found the Ortek-ECD device to be one of my most useful go-to tools for the early detection of pit and fissure caries. It is easy to use and a great complement to an intraoral camera for patient communication and discussion regarding their oral health status."
Neville Hatfield, DMD, MBS

*These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.

BasicBites

BasicBites is are delicious sugar free, candy-like, soft chews designed for people who suffer from dry mouth and great for those with a “sweet tooth”. Recommended by leading dental professionals, these soft chews contain Ortek’s revolutionary oral microbiome technology and are available in two mouth-watering flavors, chocolate and caramel. Just two delicious BasicBites per day have been clinically shown to help maintain enamel health. BasicBites work differently than other oral care products. Renowned university researchers cracked nature’s code for supporting enamel health by discovering beneficial bacteria in dental plaque. These friendly bacteria produce buffers instead of harmful acids. The arginine bicarbonate in BasicBites nurtures and activates these beneficial pH-raising bacteria. This healthy and balanced oral pH environment allows the calcium carbonate in BasicBites to support the fortification of the enamel. By harnessing the power of nature, multi-action BasicBites immediately neutralizes harmful sugar acids, enriches enamel, and helps maintain a balanced and healthy oral pH environment.



BasicBites® - There's a pH tug of war going on in your ...
Watch later
Share
HEALTHY PH ZONE
5
6
7
8
9
Watch on YouTube



Oral Care Beyond The Brush
Unlocking the Power of the Oral Microbiome for supporting enamel health
clinically shown to help maintain enamel health
nurture the beneficial bacteria discovered on tooth surfaces
neutralize harmful sugar acids

What Dental Professionals are Saying


CHAIRSIDE CHAT
WITH
MICHELLE, RDH



"I really love BasicBites and can't spread the word enough. BasicBites are the perfect product to simplify the critical task of balancing the oral pH environment. BasicBites contain the vital tooth protecting nutrients, arginine, calcium carbonate and bicarbonate, making this the perfect product of choice."

Sarah Clark, RDH, IPDH

Sarah Clark, RDH, IPDH is a clinician, past President the Maine Dental Hygienists' Association, speaker, published author, adjunct clinical faculty member at Coastal Carolina Community College.



"BasicBites are a great and delicious tool to combat the effects dry mouth can have on your oral pH and your teeth. That's why I use BasicBites as a part of my daily routine."

Brooke Crouch, RDH

Brooke Crouch is a registered dental hygienist, published author, national speaker, consultant, and Sjogren's patient. She is the founder of Brooke Crouch Dental Consulting LLC.

*These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.

THE MARKET

The oral care market is massive and growing and our products directly address its unmet needs

The global dental services market was valued at $371.4 billion in 2020 and is expected to hit $698.8 billion by 2030 (source), while the worldwide dental equipment market was valued at $60.5 billion in 2019 and is predicted to reach $70.8 billion by 2024 (source). Globally, an estimated $298 billion is spent in direct costs associated with dental cavities, while an estimated $144 billion is spent on the indirect costs associated with dental cavities (source).


Global Dental
Services + Dental
Equipment Market
Dental Equipment
Dental Services
$60.5B
$371.4B
$70.8B
$698.8B
2019
2020
2024
2030

There's a tremendous global opportunity for the ECD. With approximately 200,000 dentists in the US and nearly 1 million dentists in the world, capturing 25% market share of this large targeted audience could generate over 150 million in sales. Additionally, the ECD tips are disposable and for one time use which could lead to additional ongoing revenue streams (source, source).


Massive worldwide
market potential

The market for BasicBites is also vast. In 2020, the global oral care market was valued at $45 billion and is estimated to reach $53 billion by 2025 (source). In 2019, the worldwide functional food market had an estimated size of around $178 billion and is expected to reach around $268 billion by 2027 (source). Additionally, BasicBites are targeted for those individuals who suffer from dry mouth which is about one in four adults. The global market of dry mouth products was approximately $650 million in 2020 and projected to reach $825 million in 2027 (source).


BasicBites is
designed for the
1 In 4 Adults
who suffer from
dry mouth

We believe ECD and BasicBites are unlike any other products in the dental and oral care markets. The ECD does not use radiation and helps dentists diagnose cavities in our vulnerable back teeth at the earliest possible stage. X-rays and other methods often fail to detect early cavities in these susceptible sites until there is more advanced decay. By unlocking the power of the oral microbiome, BasicBites takes a new approach to oral care. The breakthrough prebiotic microbiome technology in BasicBites is based on decades of university research investigating how mixed oral bacterial communities naturally interact to help maintain enamel health.

OUR TRACTION

Nationwide adoption from dental professionals and consumers

The Ortek-ECD and BasicBites technology were developed and tested at a leading US dental school. The ECD is FDA cleared and being used by hundreds of dentists throughout the US. In a published peer-reviewed clinical study, the ECD demonstrated 100% sensitivity and 93% specificity in detecting and diagnosing early cavities in back teeth.[3] Ortek has obtained global patent protection for ECD in numerous key markets and has two patent-pending variants for BasicBites.

BasicBites has been on the market since 2014 and is clinically shown to support and maintain enamel health. Recently, we finalized a formulation for a new patent-pending line extension of BasicBites. Cumulative sales of BasicBites have reached over $1 million to date, all with a limited marketing budget only focused on educating dental professionals.

3 Study published in the Journal of Clinical Dentistry (J Clin Dent 2019;30:1-5)


Cumulative sales have reached over
$1 Million

Through our long-standing strategic alliance with the Research Foundation for the State University of New York, Ortek also has worldwide exclusive licenses for two patents that naturally rebalance the body's skin microbiome to suppress body odor and combat drug-resistant bacteria. These patented technologies are intended for topical administration for a wide array of over-the-counter and prescription products and Ortek is seeking strategic partners to further develop and commercialize these cutting-edge technologies.

WHY INVEST

Together, we have the power to help millions optimize their oral health

Our vision for Ortek is to be a highly profitable global leader in the dental and oral care spaces, helping to alleviate a major global healthcare burden with our cutting-edge innovations. Our goal for the ECD is to have this breakthrough device in nearly every dental office throughout the world. For BasicBites, our mission is to target the huge dry mouth and consumer oral care markets across the US and the globe.

We are raising funds at this time so we can reach larger target audiences for the ECD and BasicBites. Our marketing programs will include social media, email, affiliate and influencer digital marketing strategies. Additionally, we will expand our professional print media, consumer and professional public relations campaigns, attendance at trade shows and further build our team of key opinion leaders. We will also leverage our existing professional and consumer database for repeat business, product referrals, and testimonials.

With the global dental services market expected to hit $698.8 billion by 2030 (source) and the global oral care market expected to reach $53 billion by 2025 (source), there is an ever-growing need for products like ours. And with tooth decay being the world's most common chronic disease (source), Ortek has the power to truly make a difference. We've already conquered the expensive, time consuming and risky hurdles of commercializing our products. The Ortek-ECD is cleared by the FDA, patented internationally, and is now being successfully implemented by hundreds of dentists. BasicBites have been purchased by thousands of customers and we have only scratched the surface of the large dry mouth and oral care markets. We hope you will join us for this next phase of our growth, as we strive to truly make an impact improving oral health and create shareholder value.

Setting a new standard for optimal oral health – We are poised for growth


Tooth Decay Is The World's Most Common Chronic Disease
Ortek Theraeutics Is Innovating Next Gen Oral Care Solutions For The Professional And Consumer Markets

In the Press

SHOW MORE

Meet Our Team



Mitchell Goldberg

President

Mr. Goldberg is the founder and president of Ortek Therapeutics, Inc., and he has over 35 years of experience in the healthcare industry. Mr. Goldberg was directly responsible for the clinical development, FDA clearance, commercial scale up, manufacturing and commercialization for the Ortek-ECD, and executed all aspects for the commercialization of BasicBites. Mr. Goldberg was directly responsible for the development and FDA clearance of Ortek's two earlier prescription toothpaste products that were sold to Colgate Palmolive. Under his leadership, Ortek also executed a highly successful sublicense agreement with one of the world's largest oral care companies. Prior to founding Ortek, Mr. Goldberg was the co-founder, Executive Vice President and Director of Noven Pharmaceuticals now a subsidiary of Hisamitsu Pharmaceutical Company. Noven was a two-person startup specialty transdermal drug delivery company that grew to a fully integrated; highly profitable publicly traded company that was sold for $428 million in cash. Mr. Goldberg oversaw Noven's private and public financings, and he was instrumental in executing licensing agreements with major pharmaceutical companies.



Steven Sablotsky

Director

Steven Sablotsky has been a director of Ortek since its inception. Mr. Sablotsky has over 40 years of experience in the pharmaceutical industry and has invented and co-invented several prescription drug products that have achieved in excess of $1 billion in sales. Mr. Sablotsky, along with Mitchell Goldberg, co-founded Noven Pharmaceuticals, Inc., a specialty pharmaceutical company (now a subsidiary of Hisamitsu Pharmaceutical Company) involved in the development, manufacturing, and marketing of advanced transdermal drug delivery products. Under his leadership, Noven grew from a two-person startup to a fully integrated; highly profitable publicly traded company. Prior to founding Noven, Mr. Sablotsky was employed at Key Pharmaceuticals, Inc., now owned by Merck & Co. Earlier in his career, he was responsible for the process development of the first commercially viable artificial kidney. Most recently, he was the founder of Ocean Research Corporation where he designed and built a globally capable expedition vessel with the mission to discover pharmacologically active compounds by using (the first ever), oceanic real-time genome sequencing.



Fred Confessore

Advisor

Mr. Confessore is a senior biomedical and electrical engineer and a member of the Translational Oral Biology and Pathology department at Stony Brook University School of Dental Medicine. Mr. Confessore is a co-inventor of the Ortek-ECD. Mr. Confessore conceived the theory and electrical design for the Ortek-ECD, and provided valuable input for clinical development and regulatory support. Mr. Confessore has worked at Stony Brook University for the past 46 years. During his tenure he contributed to numerous research and development projects and designed, developed, modified equipment and facilities for research programs within the school.



Dr. George Freedman

Advisor

Dr. George Freedman is a founder and past president, American Academy of Cosmetic Dentistry, a co-founder, Canadian Academy for Esthetic Dentistry, Regent and Fellow, International Academy for Dental Facial Esthetics, and a Diplomate and Chair of the American Board of Aesthetic Dentistry. He is Adjunct Professor of Dental Medicine, Western University, Pomona, California and Professor and Program Director, BPP University, London, UK, MClinDent Programme in Restorative and Cosmetic Dentistry. He is an author of 14 textbooks, and is an internationally renowned lecturer and author of 900 dental articles. He is the International Editor-in-Chief of Dental Tribune and 3D Dentistry, and is on the editorial Boards of Dentistry Today, Oral Health and Dental Asia.



Dr. Howard Glazer

Advisor

Howard S. Glazer, DDS, FAGD is a Fellow and Past President of the Academy of General Dentistry, and former Assistant Clinical Professor in Dentistry at the Albert Einstein College of Medicine (Bronx, NY), presently he is an Attending Dentist at Englewood Hospital (NJ). He is a Fellow of the American College of Dentists; International College of Dentists; American Society for Dental Aesthetics, the American Academy of Forensic Sciences, and a Diplomat of the American Board of Aesthetic Dentistry. Additionally, Dr. Glazer is the Deputy Chief Forensic Dental Consultant to the Office of Chief Medical Examiner, City of New York. He lectures nationally and internationally and is a frequent author and has been published worldwide.



Anne Nugent Guignon, RDH, MPH, CSP

Advisor

Anne Nugent Guignon, RDH, MPH, CSP is a highly sought-after international speaker, prolific author, and RDH Magazine feature writer. She is a recognized expert on the oral microbiome, ergonomics, salivary dysfunction, cariology and erosive tooth wear, and employment law matters. Despite her accomplishments, Anne's clinician heart is always focused on making clinical practice better, easier, and more rewarding. In 2015 she was awarded the CSP, the National Speakers Association's highest earned credential. Anne is a visionary thinker who has a passion for sharing information. She has received numerous accolades for mentoring, research, and guiding those in healthcare and client services.



Gordon Johnson

Advisor

Mr. Johnson has been an advisor to Ortek Therapeutics for over 15 years. He has over 30 years of healthcare industry investment banking experience at firms such as First Boston, Kidder Peabody, Piper Jaffray and WR Hambrecht. In addition, he has also held key healthcare industry executive roles including CEO, COO and CFO. Mr. Johnson received his B.A. degree in Biology from the University of Missouri and his M.B.A. degree from Harvard Business School.



Shannon Nanne, RDH

Advisor

Shannon Nanne, RDH has spent most of her professional career focused on creating awareness of oral cancer and its side effects. She was the executive director of the Global Oral Cancer Forum 2016. She's authored articles in several publications and has been a key opinion leader for several oral care companies including Ortek. Mrs. Nanne has sat on the Corporate Council for Dimensions of Dental Hygiene for almost two decades and has held an executive board position in the Cleveland Dental Hygiene Association for more than 15 years. Shannon is currently the director of professional relations and education for Curaden, a Swiss oral healthcare company.



Michelle Strange, RDH

Advisor

Michelle Strange is a practicing traveling registered dental hygienist (RDH) with a career spanning over 20 years. Michelle's primary focus and passion lie in patient care's educational aspects, which she curates for consumers and dental professionals. Michelle has achieved her Master's degree in Dental Hygiene Education focusing on interdisciplinary collaboration. She continues to invest in ongoing education, gaining relevant certifications such as her Certificate in Dental Infection Prevention and Control. Presently, Michelle is a co-founder of Level Up Infection Prevention, A Tale of Two Hygienists Podcast, the Client Success Manager for TeleDent by Mouthwatch, owner of MichelleStrangeRDH.com and TheRoamingDentalHygienist.com.

Offering Summary

Company :	Ortek Therapeutics, Inc.
Corporate Address :	4 Expressway Plaza, Suite 206, Roslyn Heights, NY 11577
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$250.00

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	10,000
Maximum Number of Shares Offered :	1,070,000
Price per Share :	$1.00
Pre-Money Valuation :	$22,737,774.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest $250+ within the first week and receive 20% bonus shares

Super Early Bird Bonus

Invest $250+ within the first two weeks and 15% bonus shares

Early Bird Bonus

Invest $250+ within the first three weeks and receive 10% bonus shares

Amount-Based:

$250+ | 1st Perk

Invest $250+ and receive a onetime $5 off for a single bag of BasicBites.

$1,000+ | 2nd Perk

Invest 1,000 and receive 5% bonus shares

$2,500+ | 3rd Perk

Invest $2,500 and receive 10% bonus shares

$5,000+ | 4th Perk

Invest $5,000+ and receive two free bags of BasicBites and 15% bonus shares

$10,000+ | 5th Perk

Invest $10,000 and receive four free bags of BasicBites and 20% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Ortek Therapeutics, Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Ortek Therapeutics to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.

©2022 All Rights Reserved

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Video

Dentist: Did you know that tooth decay is the world's most common chronic disease?

It's a universal problem that affects 2.3 billion adults and 560 million kids globally.

VO: The biting surfaces of the back teeth are the sites most frequently attacked by cavities. X-rays and other methods often miss early cavities on these vulnerable teeth. This can lead to more advanced tooth decay that disrupts our quality of life with pain, expensive dental procedures, infections, and tooth loss.

Ortek Therapeutics is a medical device and functional food company tackling this global health burden with the Electronic Caries Detector, or ECD—the diagnostic tool that was demonstrated to be highly efficacious in a published clinical study. The ECD does not use radiation and helps dentists catch cavities in our vulnerable back teeth at the earliest stage possible, sparing patients the pain of advanced decay and unwanted expenses.

Mitch: During my 35 years in healthcare, I've led the development of two prescription kinds of toothpaste that were sold to a major oral care company and co-founded a pharmaceutical startup that was acquired for $428 million dollars.

Mitch: We've already conquered the hurdles of commercializing our products with the Ortek—ECD, which is cleared by the FDA, patented internationally, improves patient outcomes, and provides new profit centers for hundreds of dentists as we speak. And now we're ready for the next stage.

Back to VO: By innovating at the intersection of the booming oral care and dental equipment markets—

Ortek addresses unmet needs with decades of research, a partnership with a renowned school of dentistry, and BasicBites—the crave-worthy, sugar-free chews that help protect teeth from the effects of dry mouth and are clinically shown to help maintain enamel health with nature-inspired microbiome technology.

It's time to put your money where the world's mouth is—by delivering the ECD to over one million dentists worldwide.

Invest with Ortek Therapeutics today!

Our Traction Video #1 Transcript

The Ortek - ECD is a breakthrough electronic caries detection device that helps dental professionals diagnose and monitor early cavitated lesions in the pits and fissures located on posterior teeth. By measuring the conductivity of demineralized enamel, the ECD can painlessly identify these prevalent lesions well before x-ray, visual, and tactile evaluations. Using the ECD is fast and easy, with minimal to no pressure place the conductive tip at the bottom of a pit or fissure. When the enamel dent injunction is initially breached by a demineralization, hydrostatic pressure within dentinal tubules will allow minuscule amounts of conductive dentinal fluid to enter the breached enamel site, completing an electrical circuit. A caries score is digitally displayed from zero to one hundred depending on the amount of conductive fluid detected. The more dentinal fluid detected, the greater the caries activity, the higher the digital readout. Intact tooth enamel is electrically non-conductive. A zero score indicates a sound enamel site. Highly effective, affordable, and easy to use, the Ortek - ECD takes the guesswork out of early caries detection.

Our Traction Video #2 Transcript

There are always those that whole spectrum of grey where: is it caries? is it a stain? should I maybe consider a fissurotomy? should I seal it? should I leave it alone? What do you do for those question mark types of pits and fissures? There's something that's FDA approved, relatively new, and was well-researched out of the State University at Stonybrook by a well-known researcher, Israel Kleinberg. This is called the Ortek - ECD. ECD stands for electronic caries detection. Easy, simple to use, very cost-effective, ROI is quick. This device is interesting because apparently in carious lesions there's fluid conductance and if you can identify the fact that fluid is being conducted through the dentin of the tooth then we know that there are caries and the Ortket - ECD does in fact just do that, correct? It's absolutely, exactly, you've pretty much simplified what it does. If there is just plan enamel and there's no enamel dentin breach then you're not going to get any fluid so it's measuring the conductivity of the fluid. If you get a little microscopic breach of the dentin enamel junction and fluid is seeping through all of a sudden the numbers are going to start to populate on your ECD device. If you get a larger cavitated breach, a fully cavitated breach, then that number is going to rocket up, and then you certainly going to pick up a handle piece and you're going to do a full-on restoration. It's a very cool device, it is high-tech, simple to use, the right patients love when they see a third-party verifier which is that machine, helping to make the diagnostic judgment. This is an audible and numerical readout I think they can relate to it. I mean to me, this is a slam dunk

I agree and think it's important to take a little more about the science because this is a very accurate device. It's got a 100% accuracy and 93% specificity, which is really really high. I think that the whole device itself is very reasonably priced and I think it's definitely useful for any practice that sees children or adults or any patients that have high caries risk which in my experience is pretty much any dental practice. that's out there. It's really worth its weight in gold. So Howard, thank you for sharing your expertise here I think this is a device that's really useful. Absolutely a pleasure, always enjoy speaking with you.

Our Traction Video #3 Transcript

Satisfy your sweet tooth while caring for your pearly whites? Now you can with sugar-free BasicBites. Delicious chocolate soft chews with the power to supercharge your enamel health. Certain oral bacteria in your mouth devour sugars from your diet and produce acids that can damage your teeth. But there are also beneficial bacteria living on tooth surfaces that generate buffers. They try to win a pH tug of war in your mouth. But f you have dry mouth or a sweet tooth, these beneficial bacteria can get overwhelmed disrupting your mouth's pH balance - not good for teeth.

Breakthrough research identified key nutrients that fuel these beneficial oral bacteria while supporting your enamel. Amazingly, BasicBites contain these super tooth-supporting nutrients. Arginine fuels the good acid-neutralizing bacteria - supporting a healthy oral pH while calcium saturates and supports your tooth enamel. Satisfy your sweet tooth and take the bite to supercharge your enamel health. BasicBites - the seriously delicious oral care breakthrough.

Our Traction Video #4 Transcript

Hey, welcome back to Chairside Chat with me, Michelle Strange, this week brought to you by BasicBites. After all these years it's hard to believe that tooth decay is one of the most prevalent diseases in adults and children. I think it's time for a new approach in supporting enamel health. And one of those recommendations I give starts with unlocking the power of the oral microbiome with BasicBites. So BasicBites are these yummy, 15-calorie sugar-free chews that coat and replenish teeth with a coat of vital protective nutrients that are also found in healthy saliva: arginine bicarbonate and calcium carbonate. Decades of research and dozens of studies have validated this breakthrough prebiotic microbiome technology for providing extra enamel support.

So what is the science of the human microbiome? There are trillions of microbes that live inside and on our bodies and we're now getting to understand how these microbes impact our health for better or worse. It's been estimated that there are six billion microbes living in the oral cavity consisting of hundreds of species of bacteria. Arginine, which is a common amino acid, has been isolated as the key substrate in saliva that these protective, or commensal bacteria strains, metabolize to produce alkali. And the arginine bicarbonate in BasicBites activates the natural pH raising process resulting in an immediate and sustained buffering that neutralizes harmful plaque acids and helps inhibit tooth demineralization. In this optimal pH environment, the calcium carbonate in BasicBites is available to enrich enamel and support the remineralization process. The story does not end there. Continued use of BasicBites helps maintain oral homeostasis by helping the beneficial bacteria flourish which can crowd out harmful acid-producing plaque bacteria. This is a natural prebiotic, microbiome breakthrough and BasicBites do not introduce live organisms into the body or kill bacteria, OK?

So simply put, BasicBites are coordinated to support enamel health by harnessing the power of nature and BasicBites are an amazing treat for you and your teeth and are essential for individuals with dry mouth and those who consume excessive formidable carbohydrates. Just two BasicBites a day after breakfast and at bedtime are clinically shown to help maintain enamel health. So brush, clean between your teeth, and chew BasicBites. If you want to know more, you can head over to basicbites.com for more information and if you're enjoying these chairside chats we'd love for you to hit the Like button, make sure you are sharing with your colleagues, and spread this fun news about BasicBites.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.